# Herbert Smith



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Securities and Exchange Commission
Office of International Corporate Finance
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Washington, D.C. 20549
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Our ref : JH5395 / 30857467

Your ref

Date
11 October 2005



**TomTom N.V. - Rule 12g3-2(b) Exemption**
**SEC File Number 82-34879**

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached, a copy of an information release that the Company has made public, filed or distributed since it applied for an exemption under Rule 12g3-2(b) on 22 April 2005.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours sincerely,

Jeff Hendrickson

Herbert Smith

U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2766
M: +44 (0) 7795 601263
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

cc: Ewoud van Gellicum, TomTom N.V.
Alex Bafi, Herbert Smith
Adam Wells, Herbert Smith

w/enc

**MAPQUEST PARTNERS WITH TOMTOM TO OFFER A PORTABLE, PERSONAL NAVIGATION DEVICE**

**Portable GPS Device Extends MapQuest's Popular Maps and Directions Service Beyond the Computer and Expands Its Presence In The Location-Based Services Market**

Dulles, VA and Concord, MA – Sept 27, 2005 – MapQuest, Inc. and TomTom Inc. today announced the launch of the MapQuest Personal Navigation Device (PND). Combining the latest GPS technology with preloaded detailed maps, the MapQuest PND® will deliver highly accurate, turn-by-turn, voice-guided directions in an easy-to-use portable device. With the MapQuest PND consumers simply turn it on, tap in the destination and drive. This announcement further extends the company's popular maps and directions beyond the desktop and builds upon its presence in the location-based services arena.

"The MapQuest Personal Navigation Device represents the most natural and significant extension of our brand to date, as we move beyond the PC and take navigation into the car making it simple for drivers to reach their desired destination and change course, if needed," said Austin Klahn, Chief Technology Officer, MapQuest, Inc. "We selected TomTom, a global leader in developing personal navigation solutions, as we believe they offer the latest technology and the best consumer experience in personal navigation devices in the marketplace today."

"TomTom is proud to offer a customized solution based on its award-winning line of GPS products to MapQuest – the pre-eminent online map provider. Our innovative 3D view, full touch screen operation and voice-guided instructions deliver on the ease of use that MapQuest users have come to expect online," said Jocelyn Vigreux, President, TomTom Inc., United States. "This relationship is a wonderful endorsement of our leadership position in the industry. We believe both companies – and consumers – will benefit as TomTom expands its presence in the U.S by bringing innovative personal navigation solutions to market."

Designed to be mounted on your car's dashboard or attached to the windshield, the MapQuest PND uses GPS technology to determine your current location. Using the touch screen, users input their destination to obtain directions based on a variety of different routing options such as "quickest," "shortest," or "avoiding toll roads." The on-screen and voice-guided turn-by-turn directions are available in multiple voices and languages. Corresponding 3D maps and graphics depict the car's progress toward the destination.

Weighing just 11 ounces with dimensions of 4.5" x 3.6" x 2.3", the device's compact, portable design makes it easy to transfer from car to car. The MapQuest PND also offers:

- Convenient features such as anti-glare, touch-sensitive LCD screen for optimal viewing
- An itinerary planner to allow multiple stops on a journey
- Millions of points of interest including gas stations, parking garages, hotels and restaurants with optional audio and visual alerts as you approach one
- 1 GB removable SD card with a map of the continental United States preloaded. Maps of Canada, Hawaii, Alaska, Puerto Rico and Guam are included on CD

- Multi-lingual capability in over 18 languages with over 50 voices
- The ability to preview a calculated route before you begin driving
- A long-life, rechargeable battery that can be charged at home or in the car

In addition, the MapQuest PND comes with a carrying case for storage when the device is not in your vehicle, screen cloth, car mount, AC adapter, cigarette lighter adapter, USB 2.0 data cable to connect to your Windows PC or Macintosh computer for updates and more.

The MapQuest PND will retail for $699, and will be available exclusively through MapQuest.com starting October 3rd, 2005. Additional information on the MapQuest PND can be found at www.mapquest.com/pnd.

About MapQuest, Inc.
MapQuest helps people find places. Headquartered in Denver, Colorado and Mountville, Pennsylvania, MapQuest offers Internet, Mobile, Business Solutions, and Published products worldwide. MapQuest.com was both the top mapping and directories site on the Web and served over 47 million unique users in August 2005, according to comScore Media Metrix. MapQuest also empowers more than 1,400 businesses with software solutions to location-enable Web and wireless applications, and is a leading publisher and provider of mapping content for other publishers and corporations, producing more than 1.5 billion pages of printed maps every year. MapQuest is a wholly owned subsidiary of America Online, Inc.

About America Online, Inc.
America Online, Inc. is a wholly owned subsidiary of Time Warner Inc. Based in Dulles, Virginia, America Online is the world's leader in interactive services, Web brands, Internet technologies and e-commerce services.

About TomTom
TomTom NV is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom's navigation products. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, Australia, the United States and Taiwan. TomTom's products are sold through a network of leading retailers in 17 countries and online. TomTom Inc. belongs to the group of companies of TomTom NV.